SECURITI 04002532 SSION

| SEC FILE NO. |
| --- |
| 8-053494 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (mm/dd/yy) AND ENDING 12/31/03 (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CATAPULT ADVISORS LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

101 CALIFORNIA STREET, SUITE 3075
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94111 (Zip Code)

RECEIVED FEB 27 2004 187 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON LISSAK (415) 593-4520
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

**CHECK ONE:**

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, **RON LISSAK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CATAPULT ADVISORS LLC**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 26th DAY OF February 2004
BY RON MATTHEW LISSAK
NOTARY PUBLIC

Notary Public

Signature

Managing Member
Title

ANTONIO LOCATELLI
Comm. # 1457347
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 18, 2008

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| (X) | (a) | Facing page. |
| (X) | (b) | Statement of Financial Conditions. |
| (X) | (c) | Statement of Income (Loss). |
| (X) | (d) | Statement of Cash Flows. |
| (X) | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| (X) | (g) | Computation of Net Capital. |
| (X) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| (X) | (i) | Information Relating to the Possession or control Requirements Under Rule 15c3-3. |
| (X) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3. |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| (X) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| (X) | (o) | Independent Auditor's Report on Internal Accounting Control. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Catapult Advisors LLC

# Annual Audit Report

# December 31, 2003

*ERNST WINTTER & ASSOCIATES*
*Certified Public Accountants*

# Catapult Advisors LLC

Table of Contents

*ERNST WINTTER & ASSOCIATES* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

Independent Auditor's Report

Managing Member
Catapult Advisors LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the Company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catapult Advisors LLC at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

January 23, 2004

# Catapult Advisors LLC

## Statement of Financial Condition

## December 31, 2003

Assets

| | |
|---|---|
| Cash and cash equivalents | $ 283,969 |
| Fees receivable | 35,000 |
| Prepaid expenses and other assets | 27,860 |
| Furniture and equipment, net of $10,782 accumulated depreciation | 8,084 |
| Total assets | $ 354,913 |

Liabilities and Members' Equity

| | |
|---|---|
| Accounts payable and accrued expenses | $ 35,375 |
| Capital lease obligations | 4,827 |
| Total liabilities | 40,202 |
| Total members' equity | 314,711 |
| Total liabilities and members' equity | $ 354,913 |

See independent auditor's report and accompanying notes.

# Catapult Advisors LLC

## Statement of Income (Loss)

## For the Year Ended December 31, 2003

| | |
|---|---|
| Revenues: | |
| Investment banking fees | $ 558,018 |
| Interest income | 1,933 |
| Other income | 37 |
| Total revenue | 559,988 |
| Expenses: | |
| Compensation | 390,218 |
| Rent | 162,084 |
| Professional fees | 20,485 |
| Telephone | 14,524 |
| Depreciation | 7,677 |
| Travel | 6,238 |
| Insurance | 2,517 |
| Interest | 1,674 |
| Other operating expense | 49,513 |
| Total expenses | 654,930 |
| Net loss | $ (94,942) |

See independent auditor's report and accompanying notes.

# Catapult Advisors LLC

## Statement of Changes in Members' Equity

## For the Year Ended December 31, 2003

| | |
|---|---|
| Members' equity at December 31, 2002 | $ 409,652 |
| Net loss | (94,942) |
| Members' equity at December 31, 2003 | $ 314,711 |

See independent auditor's report and accompanying notes.

# Catapult Advisors LLC

## Statement of Cash Flows

## For the Year Ended December 31, 2003

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ | (94,941) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Depreciation | | 7,677 |
| (Increase) decrease in: | | |
| Fees receivable | | (30,000) |
| Prepaid expenses and other assets | | 10,839 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 29,300 |
| Net cash provided (used) by operating activities | | (77,125) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Repayments of capital lease obligations | | (3,288) |
| Net increase (decrease) in cash and cash equivalents | | (80,413) |
| Cash and cash equivalents, January 1, 2003 | | 364,382 |
| Cash and cash equivalents, December 31, 2003 | $ | 283,969 |
| SUPPLEMENTAL DISCLOSURE | | |
| Interest paid | $ | 1,674 |

See independent auditor's report and accompanying notes.

# Catapult Advisors LLC

## Notes to the Financial Statements

## December 31, 2003

(1) Organization

Catapult Advisors LLC (the Company) was organized as a limited liability company in the State of California on July 31, 2001 and was accepted as a member of the National Association of Securities Dealers on November 27, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

(2) Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

# Catapult Advisors LLC

## Notes to the Financial Statements

## December 31, 2003

(2) Summary of Significant Accounting Policies (continued)

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2003, the Company's net capital was $243,767, which exceeded the requirement by $238,767.

(4) Risk Concentrations

At December 31, 2003, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $198,779.

Due to the nature of the private placement business, the Company's revenue during the period was generated from seven customers. The Company earned 58% of its total revenue from one customer.

(5) Members

The Company has two classes of members, Class A and Class B. Class A and Class B members are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest. Class A and Class B members have specified consent, approval and voting rights. Class A members are outside investors while Class B members are employed by the Company and restricted from direct or indirect competition with the Company.

(6) Commitments

Lease Obligations
The Company leases office space in San Francisco, California. The lease began on December 1, 2001 and ends March 31, 2004. The annual future minimum lease payments total $40,523.

Capital Lease Obligations
The Company leases equipment under capital lease obligations, which expire between August 2004 and September 2005. The assets and liabilities recorded under these capital leases are valued at the fair value. The total equipment under capital lease of $10,257, included in furniture and equipment, is being depreciated over its estimated useful life ranging between 3 to 7 years. Depreciation of $3,419 was included in depreciation expense for 2003.

The following is a schedule of future minimum lease payments required under the capital lease:

| Year ended | Amount |
|---|---|
| December 31, 2004 | 4,614 |
| December 31, 2005 | 936 |
| December 31, 2006 | 211 |
| | $ 5,761 |

SUPPLEMENTAL INFORMATION

# Catapult Advisors LLC

## Schedule I

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## As of December 31, 2003

| | | |
|---|---|---|
| Net Capital: | | |
| Total members' equity qualified for net capital | | $ 314,711 |
| Less: Non-allowable assets | | |
| Fees receivable | 35,000 | |
| Prepaid expenses and other assets | 27,860 | |
| Furniture and equipment, net | 8,084 | |
| Total non-allowable assets | | 70,944 |
| Net capital | | $ 243,767 |
| Net minimum capital requirement of 6.67% of aggregate indebtedness of $40,202 or $5,000, whichever is greater | | 5,000 |
| Excess net capital | | $ 238,767 |

## Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2003)

| | |
|---|---|
| Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2003 | $ 239,736 |
| Increase in members' equity | 31,573 |
| Increase in non-allowable assets | (27,542) |
| Net capital per above computation | $ 243,767 |

# Catapult Advisors LLC

## Schedule II

## Computation for Determination of Reserve Requirements
## Pursuant to Rule 15c3-3 of the
## Securities and Exchange Commission

## December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

## Information for Possession or Control
## Requirements Under Rule 15c3-3

## December 31, 2003

Not applicable

*ERNST WINTTER & ASSOCIATES* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite B-213*
*Walnut Creek, California 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Managing Member
Catapult Advisors LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Catapult Advisors LLC (the Company) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2003, and this report does not affect our report thereon dated January 23, 2004.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 23, 2004